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                         June 20, 2024

       Brian Semkiw
       Chief Executive Officer
       Spectaire Holdings Inc.
       155 Arlington Street
       Watertown, MA 02472

                                                        Re: Spectaire Holdings
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2024
                                                            File No. 333-280073

       Dear Brian Semkiw:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Amy Bowler, Esq.